Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102
1.	Name and Address of Company

Goldcorp Inc. (“Goldcorp”) Park Place, Suite 3400, 666 Burrard Street Vancouver, British Columbia V6C 2X8

2.	Date of Material Change

September 3, 2010

3.	News Release

A news release with respect to the material change referred to in this report was issued through the CNW newswire service on September 3, 2010 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

Goldcorp and Andean Resources Limited (“Andean”) announced an agreement whereby Goldcorp will acquire, through a scheme of arrangement under Australian law, all of the outstanding shares of Andean. The total consideration for the purchase of 100% of the fully diluted shares of Andean is approximately C$3.6 billion.

5.	Full Description of Material Change

Goldcorp and Andean announced an agreement whereby Goldcorp will acquire, through a scheme of arrangement under Australian law (“the Arrangement”), all of the outstanding shares of Andean. The total consideration for the purchase of 100% of the fully diluted shares of Andean is approximately C$3.6 billion. A copy of each of the Merger Implementation Agreement and Disclosure Letter, each dated September 3, 2010, and relating to the Arrangement, will be filed on SEDAR.

Andean’s principal asset is the 100%-owned Cerro Negro gold project, an advanced-stage, high-grade vein system located in the Santa Cruz province of Argentina. Comprising 215 square kilometers, Cerro Negro currently has reported indicated resources of 2.54 million ounces of gold and 23.56 million ounces of silver. Inferred resources total 523,000 ounces of gold and 3.12 million ounces of silver.[1] Cerro Negro also contains several other vein structures, including the Mariana Central zone, where numerous recent drill intercepts have demonstrated high-grade gold and silver over significant widths.

Under the Arrangement, each ordinary share of Andean will be exchanged for (i) 0.14 common shares of Goldcorp (the “Share Consideration”) or (ii) a cash payment in the amount of C$6.50, subject to an aggregate maximum cash consideration of C$1 billion. Andean shareholders will have the option to elect to receive cash or shares or any combination of cash and shares, subject to the aggregate cash limitation. Any Andean shareholder who does not elect either option shall be deemed to have elected to receive Goldcorp shares in respect of all of its Andean shares. If the Andean shareholders in the aggregate elect to receive more than C$1 billion in cash consideration, the aggregate cash consideration will be prorated among the Andean shareholders who elected to receive cash and the balance will be paid in Goldcorp shares.
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Based on the September 2, 2010 closing price for Goldcorp’s common shares on the TSX, the transaction represents a 35% premium to Andean’s TSX closing price on the same date and a 56% premium to Andean’s 20 day volume weighted average trading price on the TSX.
The transaction has been unanimously approved by the boards of directors of Goldcorp and Andean and will be subject, among other things, to the favorable vote of 75% of the issued and outstanding Andean shares present and voting in person or represented by proxy at the scheme meeting to be called to consider and approve the Arrangement, and the affirmative vote of more than 50% of holders of Andean shares present and voting at such meeting as required under Australian Law. In the case of the board of directors of Andean the approval of the transaction is subject to there being no superior proposal and an independent expert opining that the transaction is in the best interest of Andean shareholders. The officers and directors of Andean intend to vote in favor of the Arrangement. Sentient Executive GP II and its related entities (“Sentient”), Andean’s largest shareholder, hold approximately 21% of Andean’s issued and outstanding shares and have stated their intention to vote in favor of the Arrangement and in the absence of a superior proposal and subject to an independent expert concluding, and continuing to conclude, that the Arrangement is in the best interest Andean shareholders. In addition, Sentient, has agreed to a call option agreement with Goldcorp in relation to up to 107,909,316 Andean shares representing up to 19.9% of the issued and outstanding Andean shares, in order to support the transaction. The scheme booklet in connection with the scheme meeting to be called to consider and approve the Arrangement is expected to be mailed to shareholders in November 2010. The transaction is expected to close in late 2010 or early 2011. Additional details regarding the transaction can be found in the attached Summary of Merger Implementation Agreement attached as Schedule A.
Andean has agreed to pay Goldcorp a termination fee equal to 1% of the aggregate of the total consideration offered by Goldcorp, under certain circumstances. Andean has also provided Goldcorp with certain other customary rights, including a right to match competing offers.
Goldcorp’s financial advisor is CIBC World Markets; its legal advisors are Cassels Brock & Blackwell LLP in Canada and Mallesons Stephen Jaques in Australia.
Andean’s financial advisor is BMO Capital Markets; its legal advisors are Fraser Milner Casgrain LLP in Canada and Corrs Chambers Westgarth in Australia.
Cautionary Note Regarding Forward-Looking Statements
This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp and Andean. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be
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identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. All forward-looking statements are developed based on assumptions about such risks, uncertainties and other factors set at herein. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp or Andean to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as risks relating to the success of the business combination and those factors discussed in (i) the section entitled “Description of the Business — Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2009 available at www.sedar.com and Form 40-F for the year ended December 31, 2009 on file with the United States Securities and Exchange Commission in Washington, D.C, and (ii) the section entitled “Description of the Business — Risk Factors” in Andean’s Annual Information Form for the year ended June 30, 2009, available at www.sedar.com. Although Goldcorp and Andean have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.
1 Qualified Persons Statement
The Eureka, Vein Zone and Bajo Negro Mineral Resource Estimates were carried out by Steven Ristorcelli, who has sufficient experience (more than 5 years) which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Steven Ristorcelli consents to the inclusion in this report of the matters related specifically to reported Eureka, Bajo Negro and Vein Zone resources. The information in this report that relates to Mineral Resources is based on information compiled by Steven Ristorcelli, who is a Member of the AIPG, which is a ‘Recognised Overseas Professional Organisation’ (‘ROPO’) included in a list promulgated by the ASX from time to time.
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6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.
8.	Executive Officer

For further information, contact Charles Jeannes, President and Chief Executive Officer of Goldcorp at (604) 696-3000.

9.	Date of Report

September 13, 2010.
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Schedule A
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Summary of Merger Implementation Agreement
Andean Resources Limited (Andean) and Goldcorp, Inc. (Goldcorp) have entered into a Merger Implementation Agreement (MIA) dated 3 September 2010 which sets out the obligations of Andean and Goldcorp in connection with the implementation of the proposed acquisition (Merger) of Andean by Goldcorp through a scheme of arrangement (Scheme).
A summary of the structure of the Merger, and an outline of the key terms of the MIA are set out below. Relevant definitions are set out in paragraph 9.
1 Outline of Merger
Under the Scheme, Andean shareholders will transfer their shares in Andean to Goldcorp in exchange for:
•	cash consideration (C$6.50 per Andean share); or

•	share consideration (0.14 of a Goldcorp shares for each Andean share), in accordance with an election to be made by each Andean shareholder. Andean shareholders may specify the proportion of their Andean shares in respect of which they wish to receive the cash consideration and the share consideration. The maximum aggregate cash consideration payable by Goldcorp is C$1,000,000,000. Elections by Andean shareholders to receive cash will be reduced on a pro-rata basis to the extent this cap would be exceeded, and share consideration issued instead.
2 Conditions precedent
Implementation of the Merger is subject to the following conditions precedent:
•	(FIRB) Foreign Investment Review Board approval of the Merger;

•	(regulatory approvals) Any regulatory authority approvals necessary to implement the Scheme being obtained;

•	(court orders) No court order or other legal restraint preventing the implementation of the Scheme;

•	(Scheme approval) Andean shareholder approval of the Scheme by the requisite majorities under the Corporations Act;

•	(options) All outstanding options to acquire Andean shares and other performance rights have vested, been exercised, cancelled, acquired by Goldcorp or there is an agreement that these be exchanged for Goldcorp options;

•	(court approval) Court approval of the Scheme;

•	(third party consents) Approvals under material contracts necessary to implement the Merger, or, which if not obtained, would result in an Andean or Goldcorp Material Adverse Change;

•	(independent expert) The Independent Expert opining that the Scheme is in the best interests of Andean shareholders;

•	(no Andean Prescribed Event) no Andean or Goldcorp Prescribed Event occurring before the Second Court Date;

•	(no Andean Material Adverse Change) no Andean Material Adverse Change occurring before the Second Court Date;

•	(quotation) TSX and the NYSE approval for official quotation of the Goldcorp shares to be issued under the Scheme;

•	(deed poll) Goldcorp delivering the Goldcorp Deed Poll;

•	(Andean warranties and representations) The representations and warranties made by the Andean are true and correct in all material respects on the on the date of the MIA and on the Second Court Date;

•	(Goldcorp warranties and representations) The representations and warranties made by Goldcorp are true and correct in all material respects on the on the date of the MIA and on the Second Court Date;

•	(no illegality) No action being taken under any applicable law or by any government or governmental or regulatory authority which makes the Scheme illegal or otherwise directly or indirectly restrains, enjoins or prohibits the implementation of the Merger; and

•	(support of Directors) subject to applicable limits under the Corporations Act, by the Second Court Date all of the senior officers and directors of Andeanentering into customary agreements with Goldcorp pursuant to which they will agree to vote in favour of the Scheme and agree not to sell or dispose of their Andean shares.
3 Options and other securities
Goldcorp and Andean agree to use their best endeavours to procure that the Options are exercised, cancelled, acquired by Goldcorp or exchanged for Goldcorp options.
After the First Court Date Andean will allow the vesting of any performance share rights granted under Andean’s employee share ownership plan (on such terms and conditions as the Andean Board may determine, after obtaining Goldcorp’s consent), and issue Andean shares to those holders by no later than the record date for the Scheme.
4 Conduct of business
Andean will conduct its business in the usual, regular and ordinary course. This obligation includes ensuring that the condition of Andean’s assets and business are maintained, maintaining its mineral and property rights in force, preserving its relationships with customers, suppliers, and other third parties, consulting with Goldcorp in respect to any material decision regarding its business or operations or concerning the Cerro Negro Project and ensuring that there is no material decrease in the amount of Andean’s cash.

5 Exclusivity
5.1 Non-solicitation
Andean agrees not to:
•	make, solicit, initiate, facilitate, entertain, encourage or promote (including by way of furnishing information, permitting any visit to facilities or Andean properties or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to an Acquisition Proposal or potential Acquisition Proposal; or

•	participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, any Acquisition Proposal or potential Acquisition Proposal; or

•	remain neutral with respect to, or agree to, approve or recommend, or propose publicly to agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal;

•	make a Change in Andean Recommendation;

•	accept or enter into any agreement, understanding or arrangement related to any Acquisition Proposal or potential Acquisition Proposal; or

•	make any public announcement or take any other action inconsistent with the Merger.
This exclusivity provision does not restrict Andean or the Andean directors from:
•	considering or negotiating any unsolicited Acquisition Proposal that may constitute a Superior Proposal;

•	approving or recommending a Superior Proposal to Andean shareholders; or

•	entering into an agreement in respect of a Superior Proposal;
subject to compliance with the terms of the MIA, as long as the Acquisition Proposal did not result from a breach of the exclusivity provisions of the MIA and the Andean directors determine in good faith after consulting with outside counsel (including written opinions or advice), that failure to take such action would be reasonably likely to constitute a breach of the fiduciary or statutory duties of the directors under applicable law, or would otherwise be a contravention of law.
5.2 Existing discussions
Andean and its officers, directors, employees, consultants, representatives and agents agree to enforce obligations under any existing confidentiality or standstill agreements and to cease any discussions or negotiations currently being conducted on behalf of Andean with any parties (other than Goldcorp) with respect to any Acquisition Proposal.
5.3 Notice of Acquisition Proposals
Andean agrees to promptly and in any event, within 24 hours of receiving:
•	an Acquisition Proposal or any amendment to an Acquisition Proposal; or

•	any request for non-public information relating to Andean in connection to any potential Acquisition Proposal,

to notify Goldcorp of the identify of the person making the Acquisition Proposal and all material terms and conditions of the Acquisition Proposal. If Andean receives a request for material non-public information from a person considering making an Acquisition Proposal and the directors of Andean consider that the Acquisition Proposal could be a Superior Proposal, Andean may, subject to compliance with the exclusivity provisions and execution of a confidentiality and standstill agreement with the person requesting information, provide that person with access to information regarding Andean. Any information provided to that person which has not been provided to Goldcorp, must be provided to Goldcorp.
5.4 Notice of Superior Proposals
Andean agrees not to make a Change in Andean Recommendation or accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal unless Andean:
•	has complied with its obligations under the exclusivity provisions of the MIA;

•	has provided Goldcorp with the required information about such Acquisition Proposal;

•	has determined the Acquisition Proposal would be a Superior Proposal; and

•	has provided Goldcorp with five business days’ notice of the Acquisition Proposal.
Andean agrees not to enter into a Superior Proposal during the 5 business days after it gives notice of the proposal to Goldcorp. During this time Goldcorp will have the opportunity to submit an amended MIA on terms as favourable or more favourable than the Superior Proposal.
6 Break fee
A break fee is payable by Andean if a Triggering Event occurs, which includes:
•	(Change in Recommendation) Goldcorp terminating the MIA because of a Change in Andean Recommendation except if the Change in Recommendation:
•	is due to a continuing Goldcorp Material Adverse Change; or

•	is made because the Independent Expert has opined that the Scheme is not in the best interests of Andean shareholders (other than as a result of an Acquisition Proposal);
•	(breach of exclusivity provisions) Goldcorp validly terminating the MIA for a material breach by Andean of its exclusivity obligations;

•	(acquisition proposal) an Acquisition Proposal is announced and not withdrawn before the Scheme meeting, Andean shareholders do not subsequently approve the Scheme , the MIA is terminated and an Acquisition Proposal completes within six months of termination of the MIA.

•	(definitive agreement for a Superior Proposal) Andean validly terminating the MIA to enter into an agreement in relation to a Superior Proposal; or

•	(Andean Prescribed Event) an Andean Prescribed Event occurring before the Second Court Date and Goldcorp validly terminating the MIA.
The break fee payable is an amount equal to 1% of the aggregate of the total consideration offered by Goldcorp to implement the Scheme.

7 Representations and warranties
Andean and Goldcorp have given representations and warranties as to information contained in the Scheme booklet and compliance with disclosure and other obligations and certain other business representations and warranties.
8 Termination
The MIA agreement may be terminated:
•	(agreement) by either party on agreement between both parties;

•	(Change in Recommendation) by Goldcorp if:
•	the Andean directors withdraw their recommendation of the Scheme; or

•	Andean has approved or recommended an Acquisition Proposal; or

•	Andean has entered into a definitive agreement with respect to a Superior Proposal;
•	(superior proposal) by Andean in order to enter a written agreement in respect to a Superior Proposal;

•	(material breach) by either party, with notice, if the other is in material breach of the MIA which is not remedied within 10 business days;

•	(no shareholder approval) by either party if the Scheme is not approved by Andean shareholders;

•	(end date) by either party, if the Scheme has not become effective before 15 March 2011, unless the Scheme has not become effective due to a breach by such party of its obligations under the MIA;

•	(restraint) by either party if a court or other regulatory authority has issued a final and non- appealable order, decree or ruling or taken other action which permanently restrains or prohibits the Merger;

•	(insolvency) by either party if the other party or any of its related bodies corporate becomes insolvent;

•	(Andean Material Adverse Change) an Andean Material Adverse Change occurs; or

•	(independent expert) by either party following the receipt of the report of the Independent Expert where that report states that in the opinion of the Independent Expert the Scheme is not in the best interests of Andean shareholders.

9 Relevant Definitions
Acquisition Proposal means, other than the transactions contemplated by the MIA , any offer, proposal, expression of interest, or inquiry, whether oral or written, from any person (other than Goldcorp or any of its Affiliates) relating to:
•	any acquisition, sale, lease, long-term supply agreement or other arrangement having the same economic effect as a sale, direct or indirect, of:
•	the assets of Andean and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 10% or more of the fair market value of the consolidated assets of Andean; or

•	10% (or 50% in respect of the break fee trigger event) or more of any voting or equity securities of Andean or any of its Subsidiaries,
•	any take-over bid, tender offer or exchange offer for any class of voting or equity securities of Andean; or

•	a scheme of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganisation, recapitalisation, liquidation, dissolution or other similar transaction involving Andean or any of its subsidiaries.
Change in Andean Recommendation means to withdraw, modify or qualify or publicly propose or Andean publicly states that it intends to withdraw, modify or qualify in any manner adverse to Goldcorp (except if such change is made (i) because a Goldcorp Material Adverse Change has occurred and is continuing and, as a consequence, the Andean Board has concluded that it would be inconsistent with their fiduciary duties to continue to recommend that Andean shareholders vote in favour of the resolution to approve the Scheme; or (ii) following the receipt of the report of the Independent Expert where that report states that in the opinion of the Independent Expert the Scheme is not in the best interests of Andean shareholders (other than where an Acquisition Proposal has been proposed or announced before the report is issued which the Independent Expert may reasonably regard to be on more favourable terms than the transaction contemplated by this agreement)) its recommendation that holders of Andean Shares vote in favour of the resolution to approve the Scheme.
Corporations Act means the Corporations Act 2001 (Cth).
First Court Date means the first day on which an application made to the Court for orders under section 411(1) of the Corporations Act convening the Scheme Meeting to consider the Scheme is heard.
MIA means Merger Implementation Agreement
NYSE means the New York Stock Exchange.
Scheme means the scheme of arrangement under part 5.1 of the Corporations Act under which all the shares in Andean will be transferred to Goldcorp.
Second Court Date means the day on which the Court makes an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme and notice is given to the Court clearly stating the parties’ intention to rely on the exemption provided by section 3(a)(10) of the 1933 Act (or other applicable exemption from registration) to issue Goldcorp shares to those Scheme participants who are resident in the United States of America without registering under the 1933 Act.

Superior Proposal means a written Acquisition Proposal to acquire all or substantially all of the assets of Andean (on a consolidated basis) or, directly or indirectly, all of Andean Shares:
•	in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Andean Board, acting in good faith (after receipt of written advice from its financial advisors and legal counsel has been obtained);

•	that is reasonably capable of being completed without undue delay, taking into account all legal, regulatory, financial and other aspects of the proposal and the party making the proposal;

•	is not subject to a due diligence condition;

•	that is made to all shareholders of Andean in compliance with applicable securities laws; and

•	in respect of which the directors of Andean have determined in good faith, after consultation with, and receiving advice (which may include written opinions) from, as appropriate, the financial, legal and other advisors to Andean to the effect that:
•	such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction which is more favourable to Andean shareholders, from a financial point of view, than the terms of the Merger, taking into account any adjustment to the terms of the Merger that may be proposed by Goldcorp as contemplated by this agreement; and

•	failure to recommend such Acquisition Proposal to Andean Shareholders would be reasonably likely to constitute a breach of the fiduciary duties of the directors of Andean under applicable law.
TSX means the Toronto Stock Exchange.
Material Adverse Change and Prescribed Event definitions
Goldcorp Material Adverse Change means specified events which, individually or when aggregated with all such events, have or would reasonably be expected to have the result that the business, operations, prospects, trading or financial position, assets or liabilities of Goldcorp and its related bodies corporate, taken as a whole, are materially adversely affected for a material period of time, but does not include any change, event, occurrence or effect:
•	relating to the global economy or securities markets in general;

•	affecting the worldwide mining industry in general and which does not have a materially disproportionate effect on Goldcorp and its related bodies corporate, on a consolidated basis;

•	relating to change in the market trading prices of shares of Goldcorp arising from:
•	the announcement of the execution of the MIA or the transactions contemplated by it; or

•	primarily resulting from a change, event, occurrence or effect excluded from this definition under the first 2 bullet points or the next bullet point of this definition;
•	resulting from changes in the price of gold, silver or copper;

•	relating to the rate at which Canadian dollars can be exchanged for Australian dollars or vice versa;

•	any matter publicly disclosed on or before the date of the MIA (including as a result of disclosures on SEDAR);

•	in generally accepted accounting policies applicable to Goldcorp or its related bodies corporate;

•	that is the failure by Goldcorp to meet any public projections, forecasts or estimates of earnings or revenues (it being agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Goldcorp Material Adverse Change may be taken into account in determining whether a Goldcorp Material Adverse Change has occurred); or

•	occurring directly or indirectly as a result of any matter, event or circumstance required by the MIA, the Scheme or the transactions contemplated by them, provided, however that any such effect referred to above does not primarily relate only to Goldcorp and its related bodies corporate taken as a whole compared to other companies of similar size operating in the mining industry.
Andean Material Adverse Change means specified events which, individually or when aggregated with all such events, have or would reasonably be expected to: (A) adversely affect the continued ownership and development of the Cerro Negro Project by Andean or Goldcorp; or (B) have the result that the business, operations, prospects, trading or financial position, assets, liabilities or material licences of Andean and its related bodies corporate, taken as a whole, are materially adversely affected for a material period of time, but does not, in either case, include any change, event, occurrence or effect:
•	relating to the global economy or securities markets in general;

•	affecting the worldwide mining industry in general and which does not have a materially disproportionate effect on Andean and its related bodies corporate, on a consolidated basis;

•	relating to change in the market trading prices of shares of Andean arising from:
•	the announcement of the execution of the MIA or the transactions contemplated by it; or

•	primarily resulting from a change, event, occurrence or effect excluded from this definition under the first 2 bullet points or the next bullet point of this definition;
•	resulting from changes in the price of gold, silver or copper; or

•	relating to the rate at which Canadian dollars can be exchanged for Australian dollars or vice versa;

•	any matter publicly disclosed on or before the date of the MIA (including as a result of disclosures on SEDAR, ASX and TSX);

•	in generally accepted accounting policies applicable to Andean or its related bodies corporate; or

•	occurring directly or indirectly as a result of any matter, event or circumstance required by the MIA, the Scheme or the transactions contemplated by them, provided, however that any such effect referred to above does not primarily relate only to Andean and its related bodies corporate taken as a whole compared to other companies of similar size operating in the mining industry.

Goldcorp Prescribed Events means any one of the following:
•	(Conversion) Goldcorp converts all or any of its shares into a larger or smaller number of shares.

•	(Reduction of share capital) Goldcorp resolves to reduce its share capital in any way or reclassifies, combines, or splits its outstanding shares.

•	(Buy-back) Goldcorp enters into, or resolves to approve the terms a buy-back agreement;

•	(Distribution) Goldcorp makes or declares, or announces an intention to make or declare, any distribution (whether by way of dividend, capital reduction or otherwise and whether in cash or in specie) except for any dividends paid in the normal course.

•	(Issuing or granting shares or options) Goldcorp or any of its Subsidiaries:
•	issues shares;

•	grants an option over its shares; or

•	agrees to make such an issue or grant such an option,
in each case to a person outside the Goldcorp group other than:
•	as contemplated by the MIA or disclosed by Goldcorp to Andean before the date of the MIA; or

•	the issue of shares or options to acquire shares that do not represent in excess of 25% of the total number of Goldcorp’s then-issued and outstanding shares on a fully diluted basis.
•	(Securities or other instruments) Goldcorp or any of its subsidiaries:
•	issues securities or other instruments convertible into shares or debt securities; or

•	agrees to issue securities or other instruments convertible into shares or debt securities, in each case to a person outside the Goldcorp group other than:
•	as contemplated by the MIA or disclosed by Goldcorp to Andean before the date of the MIA;

•	the incurrence of indebtedness by Goldcorp in an amount that does not cause Standard & Poor’s to reduce Goldcorp’s credit rating below investment grade;

•	the issue of shares or securities convertible or exercisable into shares that do not represent in excess of 25% of the total number of Goldcorp’s then-issued and outstanding shares on a fully diluted basis; or

•	any combination of the foregoing.
•	(Constitution) Goldcorp adopts a new constitution or modifies or repeals its existing constitution or a provision of it.

•	(Disposals) Goldcorp or any of its subsidiaries disposes, or agrees to dispose of the whole or a substantial part of the Goldcorp group’s business or property.

•	(Insolvency) Goldcorp or any of its material related bodies corporate becomes Insolvent.
•	(Corporate action) Goldcorp adopts resolutions or enters into any agreement providing for its liquidation or dissolution or adopts any plan of liquidation.

Andean Prescribed Event means any one of the following
•	(Corporate actions) Andean, except upon prior consultation with and with the consent of Goldcorp, directly or indirectly does, agrees to do, or permits to occur any of the following actions:
•	amends its constituent documents;

•	declares, sets aside or pays any dividend or other distribution or payment in respect of any of the shares of Andean;

•	(issues, grants, sells or pledges or agrees to issue, grant, sell or pledge any shares of Andean, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire shares of Andean (other than ordinary shares issuable upon the exercise of currently outstanding options);

•	redeems, purchases or otherwise acquires any of the outstanding shares of Andean or other securities;

•	splits, combines or reclassifies any of the shares of Andean; or

•	adopts resolutions or enters into any agreement providing for the amalgamation, merger, consolidation, reorganisation, liquidation, dissolution or any other extraordinary arrangement in respect of itself or any of its subsidiaries or adopts any plan of liquidation
•	(Buy-back) Andean:
•	enters into a buy-back agreement; or

•	resolves to approve the terms of a buy-back agreement under the Corporations Act.
•	(Disposals) Andean or any of its subsidiaries disposes, or agrees to dispose of the whole or a substantial part of Andean’s business or property.

•	(Acquisitions, disposals or tenders) Andean or any of its subsidiaries: acquires or disposes of;
•	agrees to acquire or dispose of;

•	offers, proposes, announces a bid or tenders for,

•	any business, assets (other than in the ordinary course of business), entity or undertaking.
•	(Encumbrances) other than in the ordinary course of business and consistent with past practice Andean or any of its subsidiaries creates, or agrees to create, any encumbrance over the whole or a substantial part of its business or property.

•	(Employment arrangements) other than in the ordinary course of business and consistent with past practice or in accordance with the MIA, Andean or any of its subsidiaries:
•	increases the remuneration of, or otherwise varies the employment arrangements with, any of its directors or employees;
•	subject to the MIA, accelerates the rights of any of its directors or employees to compensation or benefits or any kind (including under any Andean executive or employee share plans); or
•	pays any of its directors or employees a termination or retention payment (otherwise than in accordance with an existing contract in place at the date of the MIA).

•	(Commitments and settlements) other than in the ordinary course of business and consistent with past practice, Andean or any of its Subsidiaries:
•	enters into any contract or commitment involving revenue or expenditure of more than C$250,000 over the term of the contract or commitment;

•	terminates or amends in a material manner any contract material to the conduct of Andean’s business or which involves revenue or expenditure of more than C$ 250,000 over the term of the contract;

•	waiving any material third party default; or

•	settle or compromise a material matter (relating to an amount in excess of C$250,000) either individually or in aggregate.
•	(Significant Contract) Andean enters into or agrees to enter into a significant contract.

•	(Insolvency) Andean or any of its related bodies corporate becomes Insolvent.

•	(Indebtedness) Andean or any of its related bodies corporate incur, authorise or otherwise become committed for any indebtedness in excess of C$250,000 for borrowed money including by way of guarantee or surety.